BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301

                                  June 25, 2007


BY EDGAR
--------

Jessica Barberich
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

        Re:      BellaVista Capital, Inc. (the "Company")
                 Item 4.02 Form 8-K Filed June 15, 2007
                 SEC File No. 0-30507

Dear Ms. Barberich:

     We are responding to the comment in your letter dated June, 2007 regarding the above-referenced filing.

     The Company's officers have reconsidered the effectiveness of its disclosure controls and procedures as of September 30, and December 31, 2006 in light of the restatement of financial information as of those dates. The Company will address this reconsideration and the related conclusions in the filings that contain our restated financial statements.

     The Company hereby acknowledges with respect to the above referenced matter that

     o the Company is responsible for the adequacy and accuracy of the disclosure in this filing;
     o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          BellaVista Capital, Inc.

          By:  /s/ MICHAEL RIDER
               -----------------------------
               Michael Rider, President